
Mail Stop 4561

February 23, 2007

Sanjiv Khattri
Executive Vice President and Chief Financial Officer
General Motors Acceptance Corporation
200 Renaissance Center
P.O. Box 200
Detroit, Michigan 48265-2000

>   **Re: General Motors Acceptance Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **Forms 10-Q for the Fiscal Quarters Ended September 30, 2006, June**
>   **30, 2006 and March 31, 2006**
>   **Form 8-K Filed February 16, 2007**
>   **File No. 1-03754**

Dear Mr. Khattri:

Based on our review of Item 4.02 of your Form 8-K filed February 16, 2007, we have the following additional comments on the above-referenced filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-K for the Fiscal Year Ended December 31, 2005

Note 16 – Derivative Instruments and Hedging Activities, page 97

1.   In light of the proposed restatement of your financial statements for adjustments related to your accounting for hedging activities under SFAS No. 133, please

address the following for each type of hedging relationship that you have entered into:

- Please tell us how you reassessed or reevaluated your effectiveness testing methodologies for each of your hedging relationships to which you apply hedge accounting for compliance with the requirements of SFAS No. 133;
- Please provide an example for each type of hedging relationship showing us your effectiveness testing methodology both prior to and subsequent to your conclusion to restate;
- Please tell us if you apply any hurdle, trigger, or two-part effectiveness testing methodologies to any of your hedging relationships; and
- Please tell us how you determined that your effectiveness testing methodologies now comply with paragraphs 20 and 28 of SFAS No. 133 for each type of hedging relationship.

2.   For each of your hedging relationships, specifically tell us how you considered the differential between your credit rating and the counterparty's credit rating in identifying and in assessing hedge effectiveness, both initially and on an ongoing basis.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, Amit Pande, Assistant Chief Accountant, at (202) 551-3423, or me at (202) 551-3490 if you any questions.

Sincerely,

Donald A. Walker, jr.
Senior Assistant Chief Accountant

cc: Linda Zukauckas